UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 7, 2024

Monterey Capital Acquisition Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-41389	87-2898342
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

419 Webster Street

Monterey, California 93940

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (831) 649-7388

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one redeemable Warrant	MCACU	The NASDAQ Stock Market LLC

Class A common stock, par value $0.0001 per share	MCAC	The NASDAQ Stock Market LLC

Warrants, each exercisable for one share of Class A common stock for $11.50 per share	MCACW	The NASDAQ Stock Market LLC

Rights, each right receives one-tenth of one share of Class A common stock	MCACR	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement

As approved by its stockholders at the special meeting of stockholders held on May 7, 2024 (the “Special Meeting”), Monterey Capital Acquisition Corporation (the “Company” or “MCAC”) entered into Amendment No. 2 to the Investment Management Trust Agreement, dated as of May 10, 2022 (the “Trust Agreement”), with Continental Stock Transfer & Trust Company on May 7, 2024 (the “Trust Amendment”). The Trust Amendment allows the Company to extend the date by which the Company has to consummate a business combination (the “Combination Period”) up to an additional six (6) times for one (1) month each time from May 13, 2024 to November 13, 2024 (the “Extension”) by depositing into the trust account, for each one-month extension, the lesser of (a) $325,715 and (b) $0.045 per share (the “Extension Payment”) for each then-outstanding share of the Company’s Class A common stock, par value $0.0001 per share, issued in the Company’s initial public offering (the “Public Shares”) after giving effect to the redemption of the Public Shares for the redemption price. The foregoing description is qualified in its entirety by reference to the Trust Amendment, a copy of which is attached as Exhibit 10.1 hereto and is incorporated by reference herein.

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year

The information disclosed in Item 5.07 of this Report under the heading “The Extension Amendment Proposal” is incorporated by reference into this Item 5.03 to the extent required. On May 7, 2024, to effectuate the Extension, the Company filed an amendment (the “Extension Amendment”) to the Company’s Amended and Restated Certificate of Incorporation (as amended, the “Charter”) with the Secretary of State of the State of Delaware. The foregoing description of the Extension Amendment does not purport to be complete and is qualified in its entirety by the terms of the Extension Amendment, a copy of which is attached hereto as Exhibit 3.1 and incorporated herein by reference.

Item 5.07 Submission of Matters to a Vote of Security Holders

On May 7, 2024, the Company convened the Special Meeting. As of the close of business on April 8, 2024, the record date for the Special Meeting, there was an aggregate of 9,676,125 shares of the Company’s common stock outstanding (consisting of 7,376,125 Public Shares and 2,300,000 shares of the Company’s Class B common stock, par value $0.0001 per share (“Class B Common Stock” and, together with the Public Shares, the “Common Stock”)), each of which was entitled to one vote with respect to the proposals presented at the Special Meeting. A total of 7,805,044 shares of Common Stock, representing approximately 80.66% of the outstanding shares of Common Stock entitled to vote at the Special Meeting, were present in person or by proxy, constituting a quorum. The proposals listed below are described in more detail in the Company’s definitive proxy statement, which was filed with the Securities and Exchange Commission on April 12, 2024. A summary of the proposals presented to and considered by the stockholders of the Company and the voting results at the Special Meeting is set forth below:

The Extension Amendment Proposal – To amend the Company’s Charter to provide the Company’s board of directors with the right to extend (the “Extension”) the Combination Period up to an additional six (6) times for one (1) month each time, from May 13, 2024 to November 13, 2024 (as extended, the “Extended Date”) (i.e., for a period of time ending 30 months after the consummation of its initial public offering (the “IPO”)) (the “Extension Amendment Proposal”).

For	Against	Abstain
7,413,075	391,969	0

The Trust Amendment Proposal – To approve the adoption of the Trust Amendment to the Trust Agreement, to allow the Company to extend the Combination Period up to an additional six (6) times for one (1) month each time from May 13, 2024 to November 13, 2024, the Extended Date, by depositing into the Company’s trust account, for each one-month extension, the Extension Payment for each then-outstanding share of the Company’s Public Shares after giving effect to the redemption of the Public Shares for the redemption price (the “Trust Amendment Proposal”).

For	Against	Abstain
7,805,044	0	0

The Adjournment Proposal – The proposal to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes to approve the Extension Amendment Proposal or if we determine that additional time is necessary to effectuate the Extension, was not presented at the Special Meeting, as the Extension Amendment Proposal received a sufficient number of votes for approval.

Stockholders holding 228,678 Public Shares, representing approximately 3.10% of the Public Shares outstanding, exercised their right to redeem such shares for a pro rata portion of the funds in the Company’s trust account.

Forward-Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction (the “Merger”) between MCAC and ConnectM Technology Solutions, Inc., a Delaware corporation (“ConnectM”). All statements other than statements of historical facts contained in this report are forward-looking statements. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to, the following risks relating to the proposed transaction: the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of MCAC securities; the failure to satisfy the conditions to closing the transaction, including the requisite approvals by the stockholders of MCAC and the receipt of certain governmental and regulatory approvals; the risk that some or all of MCAC’s stockholders may redeem their shares in connection with the vote to amend MCAC’s certificate of incorporation and trust agreement or the closing of the transaction; the effect of the announcement or pendency of the transaction on the ConnectM’s business relationships and business generally; the outcome of any legal proceedings that may be instituted related to the transaction; the ability to realize the anticipated benefits of the transaction; and ConnectM may use its capital resources sooner than it expects. Moreover, ConnectM operates in a very competitive and rapidly changing environment. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond MCAC’s and ConnectM’s control, you should not rely on these forward-looking statements as predictions of future events. The foregoing list of factors is not exclusive, and you should carefully consider the foregoing factors and the other risks and uncertainties described in the registration statement on Form S-4 discussed below and other documents filed by MCAC’s from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and except as required by law. MCAC and ConnectM assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither MCAC nor ConnectM gives any assurance that either MCAC or ConnectM or the combined company will achieve its expectations.

Important Information About the Proposed Business Combination and Where to Find It

In connection with the proposed business combination between MCAC and ConnectM (the "Business Combination"), MCAC has filed a registration statement on Form S-4 (the "Registration Statement") with the SEC, which includes a preliminary proxy statement/prospectus, and certain other related documents, which will be both the proxy statement to be distributed to holders of shares of MCAC's common stock in connection with MCAC's solicitation of proxies for the vote by MCAC's stockholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of MCAC to be issued in the Business Combination. MCAC's stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus, when available, as well as other documents filed with the SEC in connection with the Business Combination, as these materials will contain important information about the parties to the Business Combination agreement and the Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to stockholders of MCAC as of a record date to be established for voting on the Business Combination and other matters as may be described in the Registration Statement. Stockholders are currently able to obtain copies of the preliminary proxy statement/prospectus and other documents filed with the SEC that are incorporated by reference therein, and will be able to obtain the definitive proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference therein, once available, in all cases without charge, at the SEC's web site at www.sec.gov, or by directing a request to: Monterey Capital Acquisition Corporation, 419 Webster Street, Monterey, California 93940, Attention: Bala Padmakumar.

Participants in the Solicitation

MCAC and ConnectM and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from MCAC's stockholders in connection with the transaction. Security holders may obtain more detailed information regarding the names, affiliations, and interests of certain of MCAC's executive officers and directors in the solicitation by reading the Registration Statement, definitive proxy statement/prospectus and other relevant materials filed with the SEC in connection with the Merger that already have been filed or when they become available. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders in connection with the proposed Merger are set forth in the Registration Statement that has been filed with the SEC. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits.

Exhibit No.	Description
3.1	Amendment to the Amended and Restated Certificate of Incorporation of Monterey Capital Acquisition Corp.
10.1	Amendment to the Investment Management Trust Agreement, dated as of May 7, 2024, by and between Monterey Capital Acquisition Corp. and Continental Stock Transfer & Trust Company.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 7, 2024	Monterey Capital Acquisition Corporation

/s/ Bala Padmakumar
	Name:	Bala Padmakumar
	Title:	Chief Executive Officer

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